

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 7, 2006

Mr. Kenneth A. Dean
Chief Financial Officer
Alumina Limited
Level 12, IBM Centre, 60 City Road
Southbank, Victoria 2006 AUSTRALIA

>   **Re:** **Alumina Limited**
>   **Form 20-F for the Fiscal Year Ended December 31, 2005**
>   **Filed June 19, 2006**
>   **File No. 001-10375**

Dear Mr. Dean:

We have reviewed your Form 20-F for the Fiscal Year Ended December 31, 2005 and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2005

Form 20-F

5. Other Income, page F-15

1.   We note you recognized a $43.4 million gain on the sale of investments in
        Specialty Chemicals assets during fiscal year 2004, which has been recognized
        within the other income line item on your statements of income. The
        classification and presentation of this amount is unclear as the disclosures on page
        16 indicate the sale of Specialty Chemicals net assets was completed by AWAC.
        However, upon review of the disclosures in footnote C to AWAC's combined
        financial statements, we note these assets were not included within the combined
        entities comprising AWAC due to their exclusion from the Formation Agreement.
        Furthermore, we understand that AWAC received certain amounts of cash and
        recognized a loss related to this sale. Please clarify the ownership of the net
        assets comprising Specialty Chemicals immediately prior to their sale to Rhone
        Capital LLC. In your response, clearly identify how the amounts recognized by
        Alumina and AWAC were determined and why you believe the classification of
        these amounts is appropriate in accordance with A-IFRS with regards to Alumina
        and US GAAP with regards to AWAC.

24. Investments in Controlled Entities, page F-29

2.   You state in note (A) to the table presented in footnote 24 that several entities
        which Alumina controls are not required to prepare or maintain financial
        statements or audited accounts. Tell us how you have ensured your investments
        in these entities are appropriately accounted for in accordance with A-IFRS and
        US GAAP, if the financial information of your underlying interest has not been
        prepared.

3.   Tell us how you considered the requirements of Regulation S-X, Rule 3-10 to
        present the financial statements of guarantors and issued guaranteed securities, as
        it relates to the entities included in the cross guarantee.

25. Contingent Liabilities, page F-31

4.   We note your disclosure stating there have been no changes to contingent
        liabilities during the reporting period; however, it appears disclosure of the
        nature, amount, and other information relating to certain contingencies
        outstanding at each balance sheet date is required, whether changes in the
        contingencies have occurred or not. Please refer to paragraphs 84 through 92 of
        IAS 37 and expand your disclosures as necessary.

31. Financial Reporting by Segment, page F-44

5.   Tell us whether the disclosures in section (a) for business segments or section (b)
        for geographical segments are presented as your primary reporting format as
        defined by IAS 14. If the disclosures by geographical segment presented in
        section (b) are the primary reporting format, it appears your disclosures should be
        expanded to provide the segment result, depreciation, amortization and other
        significant non-cash expense and aggregate share of profits and losses of
        associates by reportable segment. Please refer to the guidance of paragraphs 49-
        67 of IAS 14 to ensure your disclosures are complete, specifically paragraphs 51,
        58 and 64.

33. Reconciliation to US GAAP, page F-51

6.   Please expand your disclosures in note (a) to footnote 33 to provide further detail
        regarding the nature and amount of each of the items creating the differences in
        accounting between A-IFRS and US GAAP for the equity in profits and losses
        recognized by your associates. Considering the significant effect this activity has
        on the financial statements of Alumina, we believe further detail is necessary for a
        reader to understand the basis for such accounting differences.

7.   On a related note, please specifically address the difference relating to accounting
        for asset retirement obligations by your associates under A-IFRS and US GAAP.
        We note your disclosures on page F-20 in note (e)(i) to footnote 12, which state
        additional obligations were recognized under A-IFRS for the dismantlement,
        removal and restoration of each refinery. Please explain why you believe these
        obligations were not required to be recognized under US GAAP, with specific
        reference to SFAS 143, FIN 47 or other related literature. In your response,
        please also identify the amounts which relate to the entities comprising AWAC.

8.   In note (b) to footnote 33, you have identified a difference in accounting for
        performance share rights issued after November 7, 2002 but not vested by January
        1, 2005. It appears you have recognized an expense related to these rights under
        A-IFRS, but believe no compensation expense is required under US GAAP.
        Based on the disclosures in footnote 19, note (a), the performance rights are for
        fully paid ordinary shares. Therefore, it appears the guidance of FIN 28,
        paragraph 3 applies, which would require the recognition of compensation
        expense during the performance period. Please clarify the nature of the A-
        IFRS/US GAAP difference you have recorded in note (b) and why you believe no
        compensation expense is required under US GAAP.

9.   We note your discussion of the differences in accounting for the recognition and
        carry forward of future income tax benefits under A-IFRS and US GAAP in note

(d). We understand that A-IFRS allows for the recognition of deferred tax assets related to tax losses, if realization is probable. Whereas, US GAAP provides for the recognition of these assets to the extent their realization is more likely than not. Please clarify if the $2.1 million and $1.4 million adjustments to net income for the years ending December 31, 2005 and 2004, respectively relate to the difference in recognition of a deferred tax asset under US GAAP that would or would not have been recognized under A-IFRS. In your response, please address whether this difference is due to the meaning of probable versus more likely than not or for other reasons.

10. In connection with the comments above relating to the sale of Specialty Chemicals, please tell us why you are entitled to record $21.8 million in goodwill in relation to the Specialty Chemical assets prior to their sale in 2004, as discussed in note (g). Please address this accounting under A-IFRS and US GAAP.

11. Please tell us why the income tax effect of the adjustments to reconcile net income under A-IFRS to net income under US GAAP amounted to zero. We note the adjustments relating to the equity in US GAAP adjustments of associates are presented net of tax. Please consider revising your reconciliation to separately state the amount of tax relating to the adjustments recorded.

Alcoa World Alumina and Chemicals

A. Summary of Significant Accounting Policies, page F-62

Properties, Plants and Equipment, page F-62

12. Please expand your disclosures to address how you have accounted for costs associated with your mineral reserves during the exploration, development and production phases. Your disclosures should address how and when you analyze these assets for impairment.

13. Please describe the process used to mine the reserves and process the materials removed from the mines during the production phase. For example, tell us if you have accounted for stripping costs, utilized a heap leach production process or produced materials under other production processes.

Asset Retirement Obligations, page F-64

14. To further our understanding, please describe the nature and location of the smelting facilities for which no asset retirement obligation has been recorded as of December 31, 2005 and 2004. In your response, tell us to what extent you

have incurred costs to retire similar facilities in the same surrounding locations, in which no legal obligation existed during your ownership. If your historical practice implies an intent to incur retirement costs related to these production facilities, for which you have not recorded an asset retirement obligation, tell us what consideration you gave to the recognition of a liability as defined in SFAS 5.

B. Nature of Operations, page F-68

15.   Please clarify for us whether the Juruti bauxite project was 100% owned by Alcoa prior to the sale of a 40% interest to Alumina on December 30, 2004. Further confirm our understanding that AWAC did not record any amounts related to this project until December 30, 2004, at which point the Juruti interests were held 60% by Alcoa and 40% by Alumina and thus included in the Formation Agreement and in the entities combined to comprise the AWAC financial statements. In addition, tell us if AWAC accounted for the Juruti project using the carry over basis or the amounts exchanged by Alumina for the acquisition of its 40% interest as of December 30, 2004 and support your accounting treatment under the US GAAP literature.

D. Asset Retirement Obligations, page F-70

16.   You disclose that you either operate locations, sell locations or curtail operations for future use while continuing with ongoing maintenance and other necessary costs.   However, it is not until you make a decision to permanently shutdown or demolish a facility that an asset retirement obligation is recorded. The timing of initial recognition of such obligations does not appear consistent with the requirement to record an obligation when it is incurred. Furthermore, the nature of the obligations disclosed, such as the removal of hazardous materials, is inevitable. It therefore appears the liability for such obligations has been incurred, whether a decision to shutdown or demolish a facility has been made or not. Please explain and support your accounting, specifically addressing the timing of the recognition of such obligations, under the guidance of SFAS 143 and FIN 47.

17.   We note you have not recorded certain asset retirement obligations because you are unable to estimate the related settlement dates. To further our understanding, please describe the nature of these obligations and provide sufficient detail to support your conclusion that you are unable to estimate their settlement dates.

18.   Tell us if you have made any revisions to the estimated cash flows for your recorded asset obligations since their initial recognition. If so, please revise your table on page F-70 to separately disclose the amounts related to these revisions. Refer to paragraph 22(c) of SFAS 143 for further guidance.

E. Inventories, page F-71

19.   We note the $159.8 million and $138.7 million in bauxite and alumina inventories held as of December 31, 2005 and 2004, respectively, include raw materials, work-in-process and finished goods. Tell us why you have not allocated these amounts among the respective line items included in the table above. Tell us if any of these amounts are considered long-term inventory based on your plans to process the materials. In addition, tell us if any inventory write-downs have been recognized during the periods presented.

Engineering Comments

General

20.   Please expand your property disclosures to provide the information required by Industry Guide 7 (b). In particular, for each property, provide the following information:

- The location, means of access and transportation from the properties.

- Any conditions that must be met in order to obtain or retain title to the properties.

- A brief description of the rock formations and mineralization of existing or potential economic significance on the properties.

- A description of any work completed on the properties and its' present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment and other infrastructure facilities.

- The current state of exploration of the properties.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the properties.

- If applicable, provide a clear statement that the properties are without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7 (b) paragraph (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address:
http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

21.   Insert a small-scale map showing the location and access to each property, as required by Instruction 1(a) to Item 4.D of Form 20-F. Note that SEC's EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if addition assistance is required, please call Filer Support at 202-942-8900.

22.   We believe the guidance in Instruction 1(a) to Item 4.D of Form 20-F would generally require maps and drawings with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Operating and Financial Review and Propsects, page 16

AWAC Operations, page 19

23.   Disclose the proven and probable reserves of all your mining properties as required by Industry Guide 7 (b) paragraph (5). This request would include, but is not limited to the Huntly, Willowdale, Trombetas, Juruti, Sangaredi, Mocho Mountains, Harmons Valley, Manchester Plateau, Moengo, Accaribo, Kaimangrasie, Klaverblad, and Boke' bauxite mines. It is the staff's position that prior to declaring reserves, the company should have obtained a "final" or "bankable" feasibility study, and employed the historic three-year average price for the economic analysis. In addition, the company should have submitted all necessary permits and authorizations including environmental, to governmental authorities.

24.   The cutoff grade is a critical component used to evaluate the potential of the mineral properties. Disclose the operating costs and recovery parameters used to determine the cutoff grade estimate. Show that this calculation demonstrates the cutoff grade or tenor used to define a mineral resource has reasonable prospects for economic extraction. In establishing the cut-off grade, it must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, costs, and reasonable metal prices.

Abalco, page 23

25.   Please define MRN (Mineracao Rio Do Norte S.A.) in the text of the third paragraph.

Juruti, page 24

26.   Forward to our engineer as supplemental information and not as part of the Form 20-F, information that establishes the legal, technical and economic feasibility of the materials designated as reserves, as required by Section (c) of SEC's Industry Guide 7. This includes:

        •   Property and geologic maps

        •   Description of your sampling and assaying procedures

        •   Drill-hole maps showing drill intercepts

        •   Representative geologic cross-sections and drill logs

        •   Description and examples of your cut-off grade calculation procedures

- Cutoff grades used for each category of reserve and resource

- Justifications for the drill hole spacing used at various classification levels

- A detailed description of your procedures for estimating "reserves"

- Copies of pertinent engineering and geological reports, and feasibility studies or mine plans (including cash flow analyses)

- A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

Provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of the supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed Federal Express shipping label to facilitate the return of the supplemental information.

Additional Information, page 75

Documents on display, page 75

27.   Please change the address for the SEC's public reference room to 100 F Street NE Washington D.C. 20549

Quantitative and Qualitative Disclosures about Market Risk, page 77

Average Quarterly Prices, page 77

28.   Disclose the average benchmark bauxite and alumina prices, in addition to the aluminum prices. Disclose whether your reserve estimates are calculated using the historic three year average price. Please include a graph with the commodity risk table, illustrating these prices for the last five years.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Shannon Buskirk at (202) 551-3717 or April Sifford, Branch Chief, at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director